UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Project of Partial Spin-Off entered between Grupo Aval Acciones y Valores S.A. and Sociedad Beneficiaria Aval S.A.S.

Exhibit No 1:	Financial statements of the Demerging Company as of November 30, 2021 and of the Beneficiary Company as of November 30, 2021, together with their corresponding notes.

Exhibit No. 2:	Projected Balance Sheet of the Demerging Company and the projected Balance Sheet of the Beneficiary Company as a consequence of the Spin-Off.

Exhibit No. 3:	List of the Shareholders of the Demerging Company with an interest of more than 1% as of November 30, 2021 and of the Beneficiary Company, as of November 30, 2021.

Exhibit No. 4:	Independent valuation prepared by the firm METRIX.

Item 1

Partial Spin-Off Project Shareholder´s proposal 02.04.2022

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

PROJECT OF PARTIAL SPIN-OFF ENTERED BETWEEN GRUPO AVAL ACCIONES Y VALORES S.A. AND SOCIEDAD BENEFICIARIA AVAL S.A.S.

By means of this Spin-Off Project, Grupo Aval Acciones y Valores S.A. (the "Demerging Company" or "Grupo Aval"), will carry out a partial spin-off (the "Spin-Off") in favor of Sociedad Beneficiaria Aval S.A.S. (the "Beneficiary Company" or "Sociedad Beneficiaria Aval" and jointly with the Demerging Company, the "Participating Companies") in the event this Spin-Off Project (hereinafter “the Project”) is approved. It is important to recall that this Spin-Off Project is subject to the approval by the General Shareholders' Meeting of the Participating Companies.

1.	COMPANIES PARTICIPATING IN THE SPIN-OFF.

For the purposes of this Spin-Off Project, the Participating Companies will be the following:

A.	Corporate Name of the Demerging Company.

Grupo Aval Acciones y Valores S.A., the Demerging Company, is a corporation, duly incorporated under the laws of the Republic of Colombia, by means of Public Deed Number 0043, dated January 7, 1994, issued at the 23rd Notary Office of Bogota.

Its legal representatives are:

·	President: Mr. Luis Carlos Sarmiento Gutiérrez, identified with Colombian ID No. 19.463.398 of Bogotá.

·	First Alternate: Mr. Diego Fernando Solano Saravia, identified with Colombian ID No. 79.356.022 of Bogotá.

·	Second Alternate: Mr. Jorge Adrián Rincón Plata, identified with Colombian ID No. 13.718.828 of Bucaramanga.

B.	Company name of the Beneficiary Company.

The Beneficiary Company's corporate name is “Sociedad Beneficiaria Aval S.A.S.”., a simplified joint stock company, based in Bogota D.C., Colombia. identified with Tax ID 901.542.402-1, duly incorporated in accordance with the laws of the Republic of Colombia, by means of a private document dated November 19, 2021, registered in the Chamber of Commerce of Bogotá on November 22, 2021 under No. 02764749 of Book IX, all of which is evidenced by the Certificate of Incorporation and Incumbency.

Its legal representatives are:

·	Principal Legal Representative: Mr. Jorge Adrián Rincón Plata identified with Colombian ID No. 13.718.828 of Bucaramanga.

1

Partial Spin-Off Project Shareholder´s proposal 02.04.2022

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

·	Alternate Legal Representative: Mr. Diego Fernando Solano Saravia, identified with Colombian ID No. 79.356.022 of Bogotá.

2.	REASONS FOR AND CONDITIONS OF THE SPIN-OFF.

A.	Reasons:

(i)	In a different and separate procedure, Banco de Bogotá S.A. (herein after “Banco de Bogota” or “BdB”), filed before the Superintendence of Finance of Colombia ("SFC") a request for approval for the spin-off of Banco de Bogotá in which this Bank will spin off a 75.00000032281765% stake of the total shares issued by BAC Holding International Corp. ("BHI" or "BAC Holding") in favor of Sociedad Beneficiaria Bogotá S.A.S., this procedure was approved by the SFC through Resolution 1538 dated December 20, 2021.

(ii)	As the SFC has been informed in accordance with the procedures ongoing, and the market has been duly informed through the Relevant Information mechanism, a transaction is underway with the following characteristics, which will allow Grupo Aval's shareholders to receive shares of BAC Holding International Corp. that will be traded in both the Colombian Stock Exchange -BVC- and in the Panama Stock Exchange – Latinex-:

Spin-off of BAC Holding at Grupo Aval's level: Once BdB completes the spin-off of 75.00000032281765% of its shareholding in BAC Holding International Corp. (as explained below), Grupo Aval, as the holder of 68.7% of BdB's shares, will spin-off its interest that, through Sociedad Beneficiaria Bogotá S.A.S. (as explained below), is received from BAC Holding (approximately 51.5%) in favor of its own shareholders.

By virtue of this corporate reorganization, Grupo Aval and BdB intend to carry out the following transactions, which are summarized as follows:

1.	As of November 30, 2021, BdB has a 100% stake in BAC Holding. At the same time, Grupo Aval has a 68.7% stake in BdB.

2.	BdB will carry out a spin-off by virtue of which it will transfer the business unit represented by the ownership of shares issued by BAC Holding, representing 75.00000032281765% of the total capital of BHI (the "Business Unit"). The Business Unit consists of the financial and banking services provided by the conglomerate of companies that act as subsidiaries and affiliates of BHI and is known as “BAC Credomatic”.

2

Partial Spin-Off Project Shareholder´s proposal 02.04.2022

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

3.	The objective of the corporate reorganization is that the stake in the stocks of BAC Holding will be held by BdB, the shareholders of BdB and the shareholders of Grupo Aval. Likewise, with this change in its capital structure, BAC Holding will continue to be the holding company from which all the companies that make up the BAC Credomatic conglomerate will remain. This final objective will be achieved through the spin-off of the Business Unit from BdB in favor of Sociedad Beneficiaria Bogotá S.A.S. and the subsequent spin-off by Grupo Aval of its pro rata share in the Business Unit in favor of Sociedad Beneficiaria Aval S.A.S., for reasons of corporate reorganization, as follows (the "Spin-Off Project"):

a.	By means of the spin-off of BdB, the estate constituted by the control of the Business Unit will be separated from BdB, which will be distributed in favor of Sociedad Beneficiaria Bogotá S.A.S. Because of the spin-off, the shareholders of BdB will become shareholders of Sociedad Beneficiaria Bogotá S.A.S., in the same percentages that they have in BdB immediately before the spin-off of the Business Unit.

b.	Having received the authorization for the spin-off of BdB from the Superintendence of Finance of Colombia as required by the applicable regulations, the shareholders' meetings of BdB and Sociedad Beneficiaria Bogotá S.A.S. were called for the approval of the spin-off.

c.	Likewise, Grupo Aval's management called an extraordinary meeting of shareholder´s assembly for February 4, 2022 to submit for their approval the Spin-off of Grupo Aval, by virtue of which the stake of shares of Sociedad Beneficiaria Bogota S.A.S. received by Grupo Aval because of the spin-off of BdB will be transferred in favor of Sociedad Beneficiaria Aval S.A.S. Thus, the shareholders of Grupo Aval will become shareholders of Sociedad Beneficiaria Aval S.A.S., in the same percentages that they have in Grupo Aval immediately before the said spin-off.

d.	Once Grupo Aval's shareholders' meeting is held and this Spin-Off Project is approved, Grupo Aval, in accordance with the applicable regulations, will request the SFC's authorization to complete its Spin-Off.

e.	Once all the required authorizations have been received, Grupo Aval will proceed with (i) the completion of the spin-off of BdB, and (ii) immediately thereafter, with the completion of the Spin-off of Grupo Aval, as shown in the following charts:

3

Partial Spin-Off Project Shareholder´s proposal 02.04.2022

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

BdeB Spin-off

Grupo Aval Spin-off

4

Partial Spin-Off Project Shareholder´s proposal 02.04.2022

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

f.	Immediately after the spin-off of BdeB and the Spin-off of Grupo Aval are executed, it is planned to execute the merger of BAC Holding, Sociedad Beneficiaria Bogotá S.A.S. and Sociedad Beneficiaria Aval S.A.S., with BAC Holding as the absorbing company in the merger (the "Merger").

g.	As a consequence of the Merger, BdeB shareholders, as well as Grupo Aval shareholders, will receive shares of BAC Holding, as shown in the following chart:

h.	Once the Merger is concluded, BHI previously registered in the National Registry of Securities and Issuers -RNVE- of the SFC, will list its shares in the Colombian Stock Exchange (Bolsa de Valores de Colombia). Prior to such listing, the aforementioned company will be listed on the Panama Stock Exchange (Latinex) and registered with the Superintendence of the Securities Market of Panama.

(iii)	For reasons of corporate reorganization, as well as administrative and financial efficiencies, the Merger facilitates the supervision, development and execution of the

5

Partial Spin-Off Project Shareholder´s proposal 02.04.2022

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

assets and liabilities of the absorbed companies as they are located in a specialized manner in a single company. Consequently, through the Merger, BAC Holding acquires all the rights and liabilities of the absorbed companies, allowing for greater efficiency in the management of the companies' resources.

B.	Conditions of the Spin-Off:

(i)	As will be explained below, the Demerging Company, without being dissolved or liquidated, will transfer a portion of its equity, which will be absorbed by Sociedad Beneficiaria Aval S.A.S., under the terms set forth in the exchange ratio referred to in this Spin-Off Project. The assets to be spun off are 227.710.487 shares of Sociedad Beneficiaria Bogotá S.A.S.

(ii)	Grupo Aval incorporated Sociedad Beneficiaria Aval S.A.S. with a capital of 1 peso and 1 share, solely for the legal purpose of acting as the beneficiary company of the Spin- off of Grupo Aval and its subsequent Merger with BHI. As a sole shareholder of Sociedad Beneficiaria Aval S.A.S. before the Spin-Off (with 1 peso), Grupo Aval will receive a fraction of a share of the Beneficiary Company, which, in accordance with the provisions of the bylaws of Sociedad Beneficiaria Aval, will be reacquired by it.

(iii)	The Spin-Off does not affect the markets in which the Demerging Company and the Beneficiary Company participate, nor does it violate any rule related to antitrust practices, since it is an entirely reorganizational Spin-Off that will locate the Business Unit in an independent company, which will allow the best operating and management of the spun-off equity assets. Consequently, the Spin-Off does not violate any rule relating to antitrust regulation.

(iv)	The guarantees of the creditors will not be affected by the Spin-Off, considering that the financial situation of the Participating Companies. Furthermore, the same soundness is projected in the financial situation of the Companies Participating in the Spin-Off, after it, in such a way that it does not and will not affect their normal development.

3.	CURRENT STATUS OF THE PARTICIPATING COMPANIES.

In order to complete the Spin-Off, the financial statements as of November 30, 2021 of the Demerging Company and the financial statements as of November 30, 2021 of the Beneficiary Company, together with their notes, duly certified and accompanied by an independent opinion in accordance with the law, as applicable. The aforementioned financial statements are attached hereto as Exhibit No. 1.

6

Partial Spin-Off Project Shareholder´s proposal 02.04.2022

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

3.1.	Demerging Company.

The situation of the Demerging Company as of November 30 is 2021 as follows:

a)	Shareholders composition:

The shareholders with a shareholding of more than 1% are:

GRUPO AVAL ACCIONES Y VALORES S.A.
Shareholder	Number of shares	Ownership
Adminegocios S.A.S.	6,124,549,634	27.49%
Actiunidos S.A.	3,716,373,854	16.68%
El Zuque S.A.	1,519,206,452	6.82%
Inversiones Escorial S.A.	1,270,118,990	5.70%
Socineg S.A.	1,216,398,085	5.46%
Aminversiones S.A.	1,129,207,612	5.07%
Intrassets Trading S.A.	986,514,816	4.43%
Rendifin S.A.	800,858,578	3.59%
Inversegovia S.A.	403,605,252	1.81%
Jara Albarracin Manuel Guillermo	320,278,052	1.44%
Fondo Pensiones Obligator. Porvenir Mayor Riesgo	319,901,509	1.44%
Inverprogreso S.A.	312,015,211	1.40%
Bienes y Comercio S.A.	278,007,490	1.25%
JPMorgan Chase Bank NA FBO Holders of DR (Aval ADR)	271,939,060	1.22%
Fondo Bursatil Ishares Colcap	269,512,606	1.21%
Fondo de Pensiones Obligatorias Porvenir Moderado	261,036,648	1.17%
Other Shareholders	3,081,493,310	13.83%
TOTAL	22,281,017,159	100.00%

The capital of the Demerging Company as of the date of approval of this Spin-Off Project is as follows:

COP (Figures in millions of Colombian pesos)
Authorized Capital	$120,000
Subscribed and paid-in capital	$22,281
Number of shares outstanding:	22,281,017,159

7

Partial Spin-Off Project Shareholder´s proposal 02.04.2022

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

b)	Assets, liabilities and equity before the Spin-Off.

The following are the values corresponding to the assets, liabilities and equity of the Demerging Company prior to the Spin-Off as of November 30, 2021:

GRUPO AVAL ACCIONES Y VALORES S.A.
COP (Figures in millions of Colombian pesos)
Assets	$25,484,838
Liabilities	$2,194,993
Equity	$23,289,845

3.2.	Beneficiary Company.

The status of the Beneficiary Company as of November 30, 2021:

a)	Shareholders composition.

The following is the shareholder structure of the Beneficiary Company prior to the Spin-Off:

SOCIEDAD BENEFICIARIA AVAL S.A.S.
Shareholder	Number of shares	Ownership
Grupo Aval Acciones y Valores S.A.	1	100%
TOTAL	1	100%

The capital of the Beneficiary Company as of the date of approval of this Spin-Off Project is as follows:

COP
Authorized Capital	$1
Subscribed Capital	$1
Paid-in capital	$1
Number of shares outstanding:	1

b)	Assets, liabilities and Equity before the Spin-Off

The following are the values corresponding to the assets, liabilities and equity of the Beneficiary Company before the Spin-Off:

8

Partial Spin-Off Project Shareholder´s proposal 02.04.2022

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

BENEFICIARY COMPANY AVAL S.A.S.

Assets	COP
$1
Liabilities	$0
Equity	$1

4.	DISCRIMINATION AND VALUATION OF ASSETS AND LIABILITIES.

i.	The Spin-Off is a partial spin-off by virtue of which the Demerging Company, without dissolving and liquidating, shall transfer to the Beneficiary Company a portion of its assets (the "Demerged Assets") indicated in the table in item (ii) below, and which shall integrate the assets of the Beneficiary Company.

ii.	The Spun-off Equity shall be composed of the assets (with no liabilities) summarized in the following table:

ASSETS SPUN-OFF GRUPO AVAL ACCIONES Y VALORES S.A.
COP (Figures in millions of Colombian Pesos)
100% of the ownership interest in Sociedad Beneficiaria Bogotá S.A.S.	$7,078,150
Total Spun-off Assets	$7,078,150

Spun-off Equity
Accumulated results	$7,078,150
Total Spun-off Equity	$7,078,150

The spun-off equity was determined based on its book value in accordance with IFRS treatment.

The total net effect of the transaction on the Assets and Equity of Grupo Aval Acciones y Valores S.A. is Ps. 6,977,416 million resulting from (i) the spin-off of 100% of the interest in Sociedad Beneficiaria Bogotá S.A.S. for Ps. 7,078,150 million and (ii) the positive effect from the recognition at fair value of the 25% investment in BHI in Banco de Bogotá as an associate for Ps. 146,551 million with an impact of Ps. 100,734 million in Grupo Aval Acciones y Valores S.A.

9

Partial Spin-Off Project Shareholder´s proposal 02.04.2022

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

iii.	The shares of the Demerging Company are listed on the Colombian Stock Exchange, which is why there is no certainty as to the shareholder composition of the Demerging Company as of the date of completion of the Spin-Off Project.

iv.	As a result of the Spin-Off, the shareholding and capital composition of the Beneficiary Company shall be that of the Demerging Company as of the business date prior to the perfecting of the Spin-Off Project.

v.	The values corresponding to the assets, equity and capital of the Participating Companies after the Spin-Off are transcribed below:

GRUPO AVAL ACCIONES Y VALORES S.A.
COP (Figures in millions of Colombian Pesos)
Assets	$18,507,422
Equity	$16,312,429
Subscribed and paid-in capital	$22,281
Authorized capital	$120,000

SOCIEDAD BENEFICIARIA AVAL S.A.S
COP (Figures in millions of Colombian Pesos)
Assets	$7,078,150
Equity	$7,078,150
Subscribed capital	$22,281
Authorized capital	$22,281

vi.	The contingencies originating or deriving from the Spun-off Equity shall be borne by the Beneficiary Company. If they originate in the assets, liabilities or equity remaining in the Demerging Company, they shall be borne by the latter. The foregoing, without prejudice to the provisions of Article 10 of Law 222 of 1995 of the Republic of Colombia.

10

Partial Spin-Off Project Shareholder´s proposal 02.04.2022

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

5.	EXCHANGE RATIO.

The exchange ratio is the result of an independent study prepared by METRIX, which is attached as Exhibit 4.

6.	REPURCHASE OF FRACTIONS AND DISTRIBUTION OF SHARES TO OTHER JURISDICTIONS.

It is understood that each shareholder will receive only whole shares and that, consequently, if the application of the exchange ratio in the Spin-off or Merger results in fractions of shares in favor of the shareholders, they may (i) negotiate among themselves, until the day of registration of the public deed formalizing the Spin-off or Merger, the fraction of shares to complete a whole number of shares, or (ii) if they do not negotiate them, the fractions of shares will be repurchased by the respective company.

If the shareholders residing abroad cannot receive the shares that would be issued to them in the Spin-Off or Merger process, as a consequence of the regulations applicable in the jurisdiction of their residence, the Spin-Off or Merger will be completed, respectively. In any case, the Board of Directors of the company shall adopt some legally viable alternative so that the shareholders residing abroad who cannot receive the shares, receive a compensation in cash or some other that is viable under the respective law. In any case, the shareholders' meeting authorizes the following operations and authorizes the Board of Directors to use any of the following alternatives in order to comply with the provisions of this paragraph: (i) those provided in the preceding paragraph or (ii) through the constitution of a trust or similar mechanism to which the shares that cannot be received are transferred so that the same are disposed of in the market, and the proceeds of the sale are distributed among said shareholders.

7.	BYLAWS OF THE PARTICIPATING COMPANIES.

a) The Bylaws of the Demerging Company shall not be modified.

b) The Bylaws of the Beneficiary Company shall be amended for the purpose of increasing the authorized capital and the par value of its shares.

8.	PUBLICITY.

The Demerging Company, once this Spin-Off Project has been approved by its shareholders, shall proceed through its legal representative to inform all its creditors of such approval by means of publication in a newspaper of wide circulation, pursuant to the provisions of Article

11

Partial Spin-Off Project Shareholder´s proposal 02.04.2022

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

5 of Law 222 of 1995 of the Republic of Colombia. Likewise, it shall give notice of the approval of this Spin-Off Project to all its creditors by telegram or any other means that produces similar effects.

9.	TAX ASPECTS.

In relation to the tax effects, the Spin-Off implies for the Beneficiary Company the commitment to comply with all the tax obligations of the Demerging Company in relation to the spun-off equity and the operating or business unit that represents it. The Beneficiary Company shall file the income tax returns that correspond to it in accordance with the applicable law according to the portion of profits transferred to it at the time of perfecting the Spin-Off. In addition, it will include in its accounting and tax returns, all the tax items that have been transferred to it by virtue of the Spin-Off.

This Spin-Off complies with all the requirements and conditions set forth in Articles 319-4, 319-5 and 319-6 of the Tax Statute of the Republic of Colombia, therefore, it shall not give rise to income subject to income tax and complementary taxes because it does not constitute a sale for tax purposes. In particular, it is stated for the record that the tax cost of the assets transferred to the Beneficiary Company is the same that such assets had in Grupo Aval at the time of the Spin-Off.

10.	SPIN-OFF BALANCE SHEET.

For the purposes of the projected Spin-Off, the Demerging Company has taken its special purpose balance sheet as of November 30, 2021, based on which the projected balance sheet of the Demerging Company and the Beneficiary Company has been prepared once the Spin-Off has been completed.

Together with this Spin-Off Project, the Spin-Off balance sheet shall be submitted to the approval of the Shareholders’ Meeting of the Demerging Company and the Beneficiary Company. In any case, the balance sheet shall be deemed to be approved with the approval of this Spin-Off Project.

The projected balance sheets of the Demerging Company as of November 30, 2021 and of the Beneficiary Company based on the information available as of November 30, 2021, shall be part of this Spin-Off Project as Exhibit No. 2.

12

Partial Spin-Off Project Shareholder´s proposal 02.04.2022

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

11.	EXECUTION OF THE SPIN-OFF.

After the approval of the general shareholders' meetings of the Participating Companies and obtaining the necessary authorizations to carry out the proposed transaction, the Spin-Off shall be perfected, in accordance with the respective applicable law, through the execution of a public deed, as the case may be, and its registration before the respective entities of the registered office of the Demerging Company and of the Beneficiary Company.

12.	RIGHT OF WITHDRAWAL.

If the right of withdrawal is exercised by any absent or dissenting shareholder from the meeting of the General Shareholders' Meeting of the Demerging Company and the Beneficiary Company at which this Spin-Off Project is submitted to the consideration of said body, the provisions of Article 12 of Law 222 of 1995 and the Company's bylaws shall apply.

Notwithstanding the foregoing, the Demerging Company considers that this Spin-Off does not generate an impairment in the equity rights of its shareholders and, therefore, the right of withdrawal would not apply, due to the fact that:

(i)	As a consequence of the Spin-Off, the shareholders retain the same percentage of participation in the capital of the Demerging Company and receive that same percentage in the capital of the Beneficiary Company of the Spin-Off.

(ii)	The Participating Companies hired and made available to the shareholders a technical study prepared by an independent professional. Based on this independent technical study, it can be determined that the sum of the intrinsic value of the shares that the shareholders retain in the Demerging Company plus the intrinsic value of the shares that the shareholder receives, as a result of the Spin-off, in the Beneficiary Company, is equal to the intrinsic value of the shares held by the shareholders in the Demerging Company immediately before the operation.

(iii)	The shares of the Demerging Company are listed on the Colombian Stock Exchange and the shares that BHI will receive after the Merger will be listed on the Colombian and Panamanian Stock Exchanges.

Discrepancies regarding the Company’s conclusions shall be resolved in accordance with the provisions of the law and the bylaws.

13

Partial Spin-Off Project Shareholder´s proposal 02.04.2022

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

13.	AUTHORIZATIONS.

13.1. The Demerging Company hereby agrees, through its legal representatives, to carry out all the necessary procedures to perfect the Spin-Off, including the authorization by the Financial Superintendency of Colombia.

13.2 Likewise, after reviewing the rules on control of business integrations contained in Law 1340 of 2009 and in Resolution 10930 of 2015 of the Superintendency of Industry and Commerce, both of the Republic of Colombia, this Spin-Off does not require authorization or prior notification to the Superintendency of Industry and Commerce since it is a business reorganization and of entities controlled by the same market agent.

14.	EFFECTS OF THE SPIN-OFF PROJECT.

The Spin-Off shall produce the following legal effects with respect to the participating companies:

1.	The Demerging Company shall continue to exist as a company and shall continue to carry out the activities inherent to its respective corporate purpose.

2.	The date as of which this Spin-Off Project shall produce legal and accounting effects among the Participating Companies in this process shall be as of the registration or recording of the respective public deed.

15.	TREATMENT OF BONDHOLDERS.

Since the Demerging Company has issued bonds in the stock market, the commercial and stock exchange regulations were applied; therefore, the bondholders have the rights described in the provisions set forth in Decree 2555 of 2010.

In accordance with article 6.4.1.1.42 of the aforementioned Decree, the management of the Demerging Company called a General Bondholders' Meeting and received, on December 28, 2021, the necessary approval of its Bondholders.

14

Partial Spin-Off Project Shareholder´s proposal 02.04.2022

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

16.	ANNEXES TO THE SPIN-OFF PROJECT.

The following are the documents attached to this Spin-Off Project:

1.	Exhibit No. 1: Financial statements of the Demerging Company as of November 30, 2021 and of the Beneficiary Company as of November 30, 2021, together with their corresponding notes.

2.	Exhibit No. 2: Projected Balance Sheet of the Demerging Company and the projected Balance Sheet of the Beneficiary Company as a consequence of the Spin-Off.

3.	Exhibit No. 3: List of the Shareholders of the Demerging Company with an interest of more than 1% as of November 30, 2021 and of the Beneficiary Company, as of November 30, 2021.

4.	Exhibit No. 4: Independent valuation prepared by the firm METRIX.

15

Exhibit 1

GRUPO AVAL ACCIONES Y VALORES S.A. Statement of financial position For the period ended as of november 30th 2021 and december 31st 2020 (Stated in millions of Colombian pesos)

		November 30th		December 31st
Assets		2021		2020
Current assets
Cash and cash equivalents	Ps.	172,833	Ps.	130,353
Trading securities		47		7
Accounts receivable from related parties		377,437		343,448
Other accounts receivable		184		2,094
Other non-financial assets		3		222
Total current assets		550,504		476,124

Non-current Assets
Investments in subsidiaries and associates		24,928,600		22,761,045
Property and equipment		5,606		6,817
Deferred tax net		128		1,849
Total non-current Assets		24,934,334		22,769,711
Total assets	Ps.	25,484,838	Ps.	23,245,835

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	Ps.	4,147	Ps.	2,644
Outstanding bonds at amortized cost		9,248		5,579
Accounts payable		504,197		435,219
Employee benefits		2,684		2,208
Tax liabilities		23,210		26,990
Other non-financial liabilities		1,214		1,214
Total current liabilities		544,700		473,854

Long-term liabilities Borrowings at amortized cost		525,773		526,735
Outstanding bonds		1,124,520		1,124,520
Total long-term liabilities		1,650,293		1,651,255
Total liabilities		2,194,993		2,125,109

Shareholders' equity Subscribed and paid capital		22,281		22,281
Additional Paid-in capital		8,612,936		8,612,936
Retained earnings		10,357,987		9,324,442
Net income		3,131,688		2,399,001
Other equity accounts		1,164,953		762,066
Total shareholders' equity		23,289,845		21,120,726

Total liabilities and shareholders' equity	Ps.	25,484,838	Ps.	23,245,835

GRUPO AVAL ACCIONES Y VALORES S.A. Statement of income (Stated in million of Colombian pesos, except earnings per share)

		For the accumulated year
		November 30th 2021		November 30th 2020
Operating revenue Equity method income, net	Ps.	3,080,671	Ps.	2,069,621
Other revenue from ordinary activities		262,920		262,952
Total operating revenue		3,343,591		2,332,573

Expenses, net Administrative expenses		74,082		72,170
Other expenses		163		20
Gains (Losses) from exchange differences		(50)		(68)
Operating income		3,269,296		2,260,315

Financial expenses		88,451		99,497

Earnings before taxes	Ps.	3,180,845	Ps.	2,160,818

Income tax expense		49,157		41,795

Net Income	Ps.	3,131,688	Ps.	2,119,023

Net Earnings per Share	Ps.	140.55	Ps.	95.10

GRUPO AVAL ACCIONES Y VALORES S.A. Statement of Other Comprehensive Income (Stated in million of Colombian pesos) IFRS

	For the accumulated year
	November 30th		November 30th
	2021		2020

Net income	Ps.	3,131,688	Ps.	2,119,023
Other comprehensive income (OCI), net of taxes

Investors participation in other comprehensive income
reported using the equity method		402,887		515,391

Comprehensive income, net	Ps.	3,534,575	Ps.	2,634,414

GRUPO AVAL ACCIONES Y VALORES S.A. Individual statement of cash flow For the period ended as of november 30th 2021 and 2020 (Stated in million of Colombian pesos)
		November 30th		November 30th
		2021		2020
Cash flow from operating activity:
Net Income	Ps.	3,131,688	Ps.	2,119,023
Adjustments to reconcile net profit with net cash
used in operating activities
Income tax expense		49,157		41,795
Impairment of property and equipment		-		(23)
Property and equipment depreciation		1,653		1,604
Equity method earnings		(3,080,671)		(2,069,621)

Changes in operating assets and liabilities:
(Increase) decrease in trading securities		(40)		205
Decrease in receivables		55,686		62,670
Acquisition of investments		(55,269)		(63,838)
Decrease in other assets and liabilities, net: prepaid taxes, prepaid expenses; taxes, accounts payable,
employee liabilities, estimated liabilities and provisions.		(29,883)		(36,221)
Increase in interests payable		5,178		1,315
Interest payment by lease agreements IFRS 16		(206)		(414)
Dividends received by subsidiaries		1,116,709		1,255,268
Income Tax paid		(16,770)		(23,901)

Net cash used in operating activities		1,177,232		1,287,862

Cash flow from investing activities:
Acquisition of property and equipment		(26)		(33)
Net cash used in investing activities		(26)		(33)
Cash flow from financing activities:
Dividends paid		(1,133,547)		(1,220,473)
Acquisition of loans		-		100,000
Payment liabilities by lease agreements		(1,179)		(1,026)
Bonds Payment		-		(100,000)

Net cash from financing activities		(1,134,726)		(1,221,499)

Effect of exchange rate difference on cash		-		-
Change in cash and cash equivalents		42,480		66,330
Cash and cash equivalents as of the beginning of the period		130,353		51,299
Cash and cash equivalents as of the end of the period	Ps.	172,833	Ps.	117,629

Additional information:
Payment of Interest	Ps.	83,265	Ps.	98,227

GRUPO AVAL ACCIONES Y VALORES S.A. Statement of shareholders' equity For the period ended as of november 30th 2021 and december 31st 2020 (Stated in million of Colombian pesos)

						Retained earnings (losses)
		Subscribed and paid capital		Paid-in Capital		Legal reserve		Occasional reserve		Change in: Accounting policies Taxes		Earnings in first-time adoption		Net Income		Other equity accounts		Shareholders’ equity
Balance as of December 31st, 2019	Ps.	22.281	Ps.	8.612.936	Ps.	11.140	Ps.	7.816.340	Ps.	(445.544)	Ps.	256.878	Ps.	3.031.238	Ps.	1.029.585	Ps.	20.334.854

Constitution of reserves for future distributions								3.031.238						(3.031.238)				-
To distribute a cash dividend of $ 5,00 per share per month from April 2020 to March 2021 including those two months, over 22,281,017,159 outstanding shares as of the date of this meeting.								(1.336.861)										(1.336.861)
Application of the equity method																515.391		515.391
Dividends witholding tax										(16.376)								(16.376)
Net Income														2.119.023				2.119.023

Balance as of November 30th, 2020	Ps.	22.281	Ps.	8.612.936	Ps.	11.140	Ps.	9.510.717	Ps.	(461.920)	Ps.	256.878	Ps.	2.119.023	Ps.	1.544.976	Ps.	21.616.031

Balance as of December 31st, 2020	Ps.	22.281	Ps.	8.612.936	Ps.	11.140	Ps.	9.510.717	Ps.	(454.293)	Ps.	256.878	Ps.	2.399.001	Ps.	762.066	Ps.	21.120.726

Constitution of reserves for future distributions								2.399.001						(2.399.001)				-
To distribute a cash dividend of $ 4,50 per share per month from April 2021 to March 2022 including those two months, over 22,281,017,159 outstanding shares as of the date of this meeting.								(1.203.175)										(1.203.175)
Application of the equity method										(160.074)						402.887		242.813
Dividends witholding tax										(2.207)								(2.207)
Net Income														3.131.688				3.131.688

Balance as of November 30th, 2021	Ps.	22.281	Ps.	8.612.936	Ps.	11.140	Ps.	10.706.543	Ps.	(616.574)	Ps.	256.878	Ps.	3.131.688	Ps.	1.164.953	Ps.	23.289.845

KPMG S.A.S. Calle 90 No. 19C - 74 Bogotá D.C. - Colombia	Teléfono home.kpmg/co	57 (1) 6188000 57 (1) 6188100

(FREE TRANSLATION OF THE REPORT ISSUED IN SPANISH)

STATUTORY AUDITOR’S REPORT

To the Shareholders

Grupo Aval Acciones y Valores S.A.,

Opinion

I have audited the separate financial statements of Grupo Aval Acciones y Valores S.A. (the Company), which comprise the special-purpose separate statement of financial position as of November 30, 2021 and the special-purpose separate statements of income, other comprehensive income, changes in equity and cash flows for the eleven-month period then ended and their respective notes that include the summary of significant accounting policies and other explanatory notes.

In my opinion, the above mentioned separate financial statements, prepared in accordance with information taken faithfully from Accounting Ledgers and attached to this report, present fairly, in all material aspects, the separate financial position of the Company as of November 30, 2021, the separate results of its operations, and its separate cash flows for the eleven-month period then ended, in conformity with Accounting and Financial Reporting Standards accepted in Colombia for the preparation of special-purpose financial statements.

Basis for Opinion

I conducted my audit in accordance with International Standards on Auditing (ISAs) accepted in Colombia. My responsibilities under those standards are further described in the “Statutory Auditor’s Responsibilities for the Audit of the Separate Financial Statements” section of my report. I am independent from the Company in accordance with the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants (IESBA Code), included in the Information Assurance Standards accepted in Colombia together with the ethical requirements established in Colombia that are relevant to my audit of the separate financial statements. I also have fulfilled my other ethical responsibilities in accordance with these requirements and the IESBA Code. I consider that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

2

Emphasis of Matter - Basis of Accounting

I draw attention to Note 2.1 to the financial statements, which describes the Basis of Accounting. The financial statements attached to this report have been prepared to assist the Company in the spin-off process it is currently pursuing on its subsidiary BAC Holding International CORP before the Financial Superintendence of Colombia. As a result of the foregoing, these financial statements may not be adequate for other purposes. My opinion is not modified in relation to this matter.

Key Audit Matters

I have determined that there are no Key Audit Matters that should be reported in my report.

Other Matters

The special-purpose separate statements of income, other comprehensive income, changes in equity and cash flows for the eleven-month period ended on November 30, 2020, are presented exclusively for comparison purposes, and were not audited by me, as it was not required.

Responsibilities of Management and Those Charged with Governance regarding the separate financial statements

Management is responsible for the preparation of these separate financial statements in accordance with Accounting and Financial Reporting Standards accepted in Colombia for the preparation of special-purpose financial statements. This responsibility includes designing, implementing, and maintaining the internal control that Management considers necessary for the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

In preparing the separate financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern; for disclosing, as applicable, matters related to going concern; and for using the going concern accounting basis unless Management either intends to liquidate the Company or to cease operations or has no realistic alternative but to do so.

Those Charged with Governance are responsible for overseeing the Company’s financial reporting process.

Statutory Auditor’s responsibilities for the audit of the separate financial statements

My objectives are to obtain reasonable assurance about whether the separate financial statements, considered as a whole, are free from material misstatement, whether due to fraud or error, and to issue an Audit Report that includes my opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the users’ economic decisions made on the basis of these separate financial statements.

3

As part of an audit conducted in accordance with ISAs, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

-	Identify and assess the risks of material misstatement in the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-	Obtain an understanding of relevant internal control for the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

-	Evaluate the appropriateness of the Accounting Policies used and the reasonableness of Accounting Estimates and related disclosures made by Management.

-	Conclude on the appropriateness of Management’s use of the going concern hypothesis and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my Statutory Auditor’s Report to the related disclosure in the separate financial statements or, if such disclosure is inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my report. However, future events or conditions may cause the Company to cease to continue as a going concern.

-	Evaluate the overall presentation, structure, and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

-	Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the Group’s financial statements. I am responsible for the direction, supervision, and performance of the audit. I remain solely responsible for my audit opinion.

I communicate to Those Charged with the Company’s Governance regarding, among other matters, the planned scope and timing for the audit, as well as the significant audit findings, including any significant deficiencies in internal control that I identify during my audit.

I also provide Those Charged with Governance with confirmation that I have complied with the relevant ethical independence requirements and that I have disclosed to them all relationships and other matters that may reasonably be considered to bear on my independence, and where applicable, related safeguards.

4

From the matters communicated with Those Charged with Governance, I determine the matters that were of most significance in the audit of the current period's separate financial statements and, therefore, are the Key Audit Matters. I describe these matters in my Auditor's Report unless law or regulation prevents public disclosure about the matter or when, in extremely exceptional circumstances, I determine that a matter should not be disclosed in my report because the adverse consequences of doing so would reasonably outweigh the benefits to the public interest of such communication.

Report on other legal and regulatory requirements

Based on the result of my tests, in my opinion during the period from January 1 to November 30, 2021, the information contained in the self-assessment statements of contributions to the Comprehensive Social Security System –in particular information on affiliates and their salary base for determining contributions, has been taken from the accounting records and supports. The Company is not in arrears for contributions to the Comprehensive Social Security System.

Member of KPMG S.A.S. /s/ Gloria Andrea Sánchez Sánchez Gloria Andrea Sánchez Sánchez Statutory Auditor of Grupo Aval Acciones y Valores S.A. Registration146962 - T

December 22, 2021

EXHIBIT 1

SOCIEDAD BENEFICIARIA AVAL SAS

Statement of financial position

(Stated in Colombian pesos)

		As of November 30, 2021
Assets

Current assets
Cash and cash equivalents	Ps.	1
Total current assets	Ps.	1

Liabilities		-
Total liabilities		-

Shareholders' equity
Subscribed and paid capital		1
Net income		-
Total shareholders' equity		1

Total liabilities and shareholders' equity	Ps.	1

SOCIEDAD BENEFICIARIA AVAL SAS

Statement of income

(Stated in Colombian pesos)

As of November 30, 2021

Operating revenue	Ps.	-
Total operating revenue		-

Expenses, net
Administrative expenses Other expenses Operating income Financial expenses		- - - -

Earnings before taxes		-

Income tax expense		-

Net Income	Ps.	-

Other comprehensive income (OCI), net of taxes		-

Comprehensive income	Ps.	-

Comprehensive income, net		-

Net Earnings per Share	Ps.	0.00

SOCIEDAD BENEFICIARIA AVAL SAS

Statement of shareholders' equity

(Stated in Colombian pesos)

	Subscribed and paid capital	Net Income	Shareholders' equity

Balance as of the beginning of November 22nd, 2021	$-	-	-

Subscribed and paid capital Shareholders'	1	-	1

Balance as of November 30th, 2021	$1	-	1

SOCIEDAD BENEFICIARIA AVAL SAS

Statement of cash flow

(Stated in Colombian pesos)

		As of November 30, 2021

Cash flow from operating activity:
Net Income	Ps.	-

Net cash used in operating activities		-

Cash flow from investing activities:
Net cash used in investing activities		-

Cash flow from financing activities: Beginning capital		1
Net cash from financing activities		1
Change in cash and cash equivalents		1
Cash and cash equivalents as of the beginning of the period		-
Cash and cash equivalents as of the end of the period	Ps.	1

Matilde del Pilar Martínez Torrado

Certified Public Accountant

Universidad Central

Independent auditor’s report

To the Shareholder of SOCIEDAD BENEFICIARIA AVAL S.A.S.

Opinion

I have audited the initial financial statements of SOCIEDAD BENEFICIARIA AVAL S.A.S. which include the statement of financial position as of November 22nd 2021, the statement of other comprehensive income, the statement of Shareholders’ equity and the statement of cash flow to that date, as well as the explanatory notes of the financial statements which include a summary of significant accounting policies.

In my opinion, the accompanying financial statements present fairly, in all material aspects, the financial position of SOCIEDAD BENEFICIARIA AVAL S.A.S. as of November 22nd 2021, as well as its results and the corresponding cash flow to that date, in accordance to the Generally Accepted Accounting Standards in Colombia.

Basis of opinion

I conducted my audit in accordance with International Standards on Auditing (ISAs) accepted in Colombia. My responsibilities under those standards are further described in the “Statutory Auditor’ Responsibilities for the Audit of the Consolidated Financial Statements” section of my report.

I am independent of the Group in accordance with the Accountant’s Professional Code of Ethics issued by the International Ethics Standards Board for Accountants (IESBA Code), included in the Information Assurance Standards accepted in Colombia, and I have fulfilled my other ethical responsibilities in accordance with these requirements and the IESBA Code mentioned.

I believe that the audit evidence I have obtained is enough and appropriate to provide a basis for my opinion.

Responsibilities of Management and those in charge with the Company for the financial statements

Management is responsible for the fair preparation and presentation of these financial statements in accordance with Accounting and Financial Reporting Standards accepted in Colombia, and the internal control that management considers necessary for the preparation of these financial statements that are free from material misstatement, whether due to fraud o error.

Calle 138 No 11 B 61 Apt 808 Bogotá

Phone 3003237490

Matilde del Pilar Martínez Torrado

Certified Public Accountant

Universidad Central

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue operating, disclosing, as applicable, matters related to the continuity of the Company and using accounting basis of an operating company, unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those in charge with company governance are responsible for overseeing the Company financial reporting process.

Independent Auditor’s responsibilities for the audit of the financial statements

My objectives are to obtain reasonable assurance about whether the financial statements, considered as a whole, are free from material misstatement, whether due to fraud or error, and to issue an audit report that include my opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs accepted in Colombia, I will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the users’ economic decisions taken based on these consolidated financial statements.

As part of an audit conducted in accordance with ISAs, I exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is enough and appropriate to provide a basis for my opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant for the audit in order to design audit procedures that are appropriate in the circumstances. and not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

Conclude on the appropriateness use of the going concern hypothesis by management and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If I would conclude that a material uncertainty exists, I am required to draw attention in my statutory auditor’s report to the related disclosure in the consolidated financial statements or, if such disclosure is inadequate, to modify my opinion.

Calle 138 No 11 B 61 Apt 808 Bogotá

Phone 3003237490

Matilde del Pilar Martínez Torrado

Certified Public Accountant

Universidad Central

My conclusions are based on the audit evidence obtained up to the date of my report. However, future events or conditions may cause the Company ceases to continue as a going concern.

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Another responsibility is to communicate with those responsible for the company's Governance relating the scope and timing of the planned audit, the significant findings, as well as any significant internal control deficiencies identified during the audit.

In addition, provide those charged with governance of the company with a statement that I have complied with the applicable ethical requirements relating to independence, and to communicate with them about all relationships and other matters that may affect my independence and, when appropriate, the corresponding safeguards.

Due to the fact that the company is still in its initial day, I have not issued any communication to the company´s officers on matters related to the audit of the financial statements.

/s/ Matilde del Pilar Martínez Torrado

Matilde del Pilar Martínez Torrado

Certified Public Accountant TP-37.049-T

Bogotá, Colombia

November 30, 2021

Calle 138 No 11 B 61 Apt 808 Bogotá

Phone 3003237490

EXHIBIT 2

GRUPO AVAL ACCIONES Y VALORES S.A.

PROFORMA FINANCIAL INFORMATION

SEPARATE PROFORMA FINANCIAL STATEMENTS

AS OF NOVEMBER 30, 2021

(Stated in millions of Colombian pesos)

		Reported balances		Transaction effect (1)		Proforma balances
Assets
Current assets	Ps.	550,504	Ps.	-	Ps.	550,504
Total current assets	Ps.	550,504		-		550,504
Non-current Assets

Investments in subsidiaries and associates		24,928,600		(6,977,416)		17,951,184
Property and equipment		5,606		-		5,606
Deferred tax assets		128		-		128
Total non-current Assets		24,934,334		(6,977,416)		17,956,918
Total assets	Ps.	25,484,838	Ps.	(6,977,416)	Ps.	18,507,422

Liabilities and shareholders’ equity
Current liabilities
Accounts payable		504,197		-		504,197
Other non-financial liabilities		40,503		-		40,503
Total current liabilities		544,700		-		544,700

Long-term liabilities
Borrowings at amortized cost, non current		525,773		-		525,773
Outstanding bonds, non current		1,124,520		-		1,124,520
Total long-term liabilities		1,650,293		-		1,650,293
Total liabilities		2,194,993	Ps.	-	Ps.	2,194,993

Shareholders’ equity
Subscribed and paid capital		22,281		-		22,281
Additional Paid-in capital		8,612,936		-		8,612,936
Retained earnings		10,357,987		(7,331,951)		3,026,036
Net income		3,131,688		1,354,379		4,486,067
Other comprehensive income		1,164,953		(999,844)		165,109
Total shareholders' equity	Ps.	23,289,845	Ps.	(6,977,416)	Ps.	16,312,429

Total liabilities and shareholders’ equity	Ps.	25,484,838	Ps.	(6,977,416)	Ps.	18,507,422

(1) See notes 1 and 3

The attached notes are an integral part of the proforma financial information.

GRUPO AVAL ACCIONES Y VALORES S.A.

PROFORMA FINANCIAL INFORMATION

SEPARATE PROFORMA FINANCIAL STATEMENTS

FOR THE ELEVEN MONTH PERIODED ENDED NOVEMBER 30, 2021

(Stated in millions of Colombian pesos)

		Reported balances	Transaction effect (1)	Proforma balances
Operating revenue
Equity method income, net	Ps.	3,080,671	603,083	3,683,754
Other revenue from ordinary activities		262,920	-	262,920
Total operating revenue		3,343,591	603,083	3,946,674

Expenses, net
Administrative expenses		(74,082)	-	(74,082)
Other expenses		(163)	-	(163)
Losses from exchange differences		(50)	-	(50)
Operating income		3,269,296	603,083	3,872,379

Financial expenses		(88,451)	-	(88,451)

Earnings before taxes	Ps.	3,180,845	603,083	3,783,928

Income tax expense		(49,157)	-	(49,157)

Net Income	Ps.	3,131,688	603,083	3,734,771
Net income from discontinued operations		-	751,295	751,295
Net Earnings per Share	Ps.	3,131,688	1,354,379	4,486,067

(1) See note 1 and 3

The attached notes are an integral part of the proforma financial information.

GRUPO AVAL ACCIONES Y VALORES S.A.

PROFORMA FINANCIAL INFORMATION

SEPARATE PROFORMA FINANCIAL STATEMENTS

AS OF NOVEMBER 30, 2021

(Stated in millions of Colombian pesos)

NOTE 1. TRANSACTIONS’ DESCRIPTION

The separate proforma financial information of Grupo Aval (hereinafter "the Group") has been prepared to provide the effect of the following transaction:

(i)	Spin-off of BAC Holding International Corp “BAC Holding” (formerly Leasing Bogotá Panamá) at the Grupo Aval level: Grupo Aval will carry out the spin-off of the direct participation of approximately 51.5% in BAC Holding in favor of Grupo Aval’s shareholders, resulting from the spin-off of the 75% of Banco de Bogotá's stake in BAC Holding as described below:

Banco de Bogotá will carry out a spin-off through which it will transfer the ownership of fifty-eight million eighty-two thousand three hundred twenty-six (58,082,326) shares issued by BAC Holding International Corp. owned by Banco de Bogotá, representing 75.00000032281765% of the total capital of BAC Holding International Corp. (the "Business Unit") to the shareholders of Banco de Bogotá..

NOTE 2. PREPARATION BASIS

The separate proforma financial information was based on and should be read in conjunction with:

·	Condensed interim separate financial statements of Grupo Aval as of November 30, 2021 and its attached notes.

·	Separate and consolidated proforma financial information of Banco de Bogotá.

·	The separate proforma financial information represents the financial information reported in the financial statements as of November 30, 2021, adjusted with the accounting effects of the transactions described in Note 1, which are presented as if they had occurred on November 30, 2021 for illustrative purposes only. The accounting effects of such transactions were determined based on accounting criteria developed in accordance with the Accounting and Financial Reporting Standards accepted in Colombia and, where not provided for therein, considering the requirements of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

Given the special purpose of the proforma financial information, it should not be understood as general purpose financial statements prepared under Accounting and Financial Reporting Standards accepted in Colombia.

The historical separate financial statements have been adjusted to allow the following proforma events:

·	Those that are directly attributable to the transactions described;

·	Those that can be supported by facts; and

·	Those related to separate proforma financial information that are expected to have a continuing impact on separate results.

The proforma financial information does not necessarily indicate the performance or financial situation that Grupo Aval would have had if the transactions described had been completed as of November 30, 2021, nor is it intended to project Grupo Aval's financial situation or results in the future.

The following is a summary of the main accounting criteria applied to the transaction that have the most relevant impact on the proforma financial information:

1.	Spin-off between entities under common control:

The spin-off of the 75% stake in BAC Holding does not generate a profit or loss in the financial statements of Grupo Aval, since it is carried out at book value, as it is a transaction between entities under common control. As a result of the spin-off, 100% of the investment in the subsidiary is derecognized and an investment as an associate is recognized for the remaining 25% stake in BAC Holding.

2.	Loss of control in subsidiaries:

Loss of control in subsidiaries is recognized in accordance with the criteria established in IFRS 10 Consolidated Financial Statements; as follows:

a) The investment in a subsidiary is derecognized.

b) The retained interest is measured at fair value and the difference with respect to its carrying value is recognized in the statement of income for the period in which the loss of control occurs.

c) The amounts accumulated in Other Comprehensive Income related to such investments are realized in earnings for the period as net gain on deconsolidation or in retained earnings, as appropriate, in accordance with the requirements of the standards that gave rise to them, on the same basis as would have been required if the related assets or liabilities had been disposed of.

d) Income and expenses that do not continue as discontinued operations are reclassified to profit or loss for the period.

e) The retained interest is classified in the appropriate category, which, by maintaining significant influence, is presented as an investment in an associate. Subsequently, the investment in associate is recognized by the equity method.

3.	Relevant judgments and estimates:

In the preparation of the separate proforma financial information, the judgments made in the application of the accounting policies and in the sources and key assumptions of the estimates with a significant effect on the proforma financial information are as follows: Measurement at fair value of the remaining 25% investment in BAC Holding.

NOTE 3. PROFORMA ADJUSTMENTS

The separate proforma financial information reflects the essential adjustments to give effect to the transactions described in Note 1, which mainly includes the following:

1. Presentation as a discontinued operations of 68.74% of the income generated by BAC Holding from the participation in the results of the eleven month period ended November 30, of 2021, which are included in the results of Banco de Bogotá.

2. Presentation in the results of continued operations of the 68.74% participation over the remaining 25% of BAC Holding in the results of the eleven month period ended November 30, of 2021.

3. Full derecognition of the investment in BAC Holding at its book value and transfer to investment in associate of the book value attributable to the remaining interest of 25%, with its corresponding net effect on equity, when reducing the 100% interest in the investment in BAC Holding to 25%.

4. Remeasurement effects of the remaining investments in BAC Holding, classified as investments in associates, as detailed below:

a)	Loss of control of BAC Holding (LBP) (in process):

Recognition of the remaining 25% investment in BAC Holding at fair value. For purposes of the preparation of the proforma financial information, the book value of the remaining 25% in BAC Holding was considered, taking in consideration that the valuation study of BAC Holding is in the process of being prepared by external specialists.

5.	Reclassification of the amounts accumulated in Other Comprehensive Income, in accordance with the requirements of the standards that gave rise to them. These items include mainly the realization of the cumulative effects of hedging strategies for accounting hedges of net investment abroad, both the balances of the hedged items and the balances of the hedging instruments, adjustments for conversion of financial statements of foreign subsidiaries of BAC Holding, valuation and adjustments for impairment of debt instruments and their corresponding tax effects.

EXHIBIT 2

SOCIEDAD BENEFICIARIA AVAL SAS

Statement of financial position (Proforma)

(Stated in millions of Colombian pesos)

		As of November 30, 2021
Assets
Current assets:
Investments in subsidiaries	Ps.	7,078,150
Total assets	Ps.	7,078,150

Liabilities	Ps.	-
Total liabilities		-

Shareholders' equity
Subscribed and paid capital		22,281
Additional Paid-in capital		7,055,869
Total shareholders' equity		7,078,150

Total liabilities and shareholders' equity	Ps.	7,078,150

Annex 3

Grupo Aval Acciones y Valores S.A.’s shareholders with a shareholding of more than 1% November 30, 2021 are:

GRUPO AVAL ACCIONES Y VALORES S.A.
Shareholder	Number of Shares	Ownership
Adminegocios S.A.S.	6,124,549,634	27.49%
Actiunidos S.A.	3,716,373,854	16.68%
El Zuque S.A.	1,519,206,452	6.82%
Inversiones Escorial S.A.	1,270,118,990	5.70%
Socineg S.A.	1,216,398,085	5.46%
Aminversiones S.A.	1,129,207,612	5.07%
Intrassets Trading S.A.	986,514,816	4.43%
Rendifin S.A.	800,858,578	3.59%
Inversegovia S.A.	403,605,252	1.81%
Jara Albarracin Manuel Guillermo	320,278,052	1.44%
Fondo Pensiones Obligator. Porvenir Mayor Riesgo	319,901,509	1.44%
Inverprogreso S.A.	312,015,211	1.40%
Bienes y Comercio S.A.	278,007,490	1.25%
JPMorgan Chase Bank NA FBO Holders of DR (Aval ADR)	271,939,060	1.22%
Fondo Bursatil Ishares Colcap	269,512,606	1.21%
Fondo de Pensiones Obligatorias Porvenir Moderado	261,036,648	1.17%
Otros Accionistas	3,081,493,310	13.83%
TOTAL	22,281,017,159	100.00%

Annex 3

Sociedad Beneficiaria Aval’s shareholders as of November 30, 2021 Are:

SOCIEDAD BENEFICIARIA AVAL
Shareholder	Number of Shares	Ownership
Grupo Aval Acciones y Valores S.A.	1	100.00%
TOTAL	1	100.00%

METRIX FINANZAS

INDEPENDENT VALUATION REPORT

Terms of Exchange of the BAC Holding International Corp. (formerly LBP) Spin-Off in favor of Sociedad Beneficiaria Aval S.A.S.

13/01/2022

1.	Notification

Metrix Finanzas (Mejoracinco S.A.S.) has relied on information provided by Grupo Aval, its subsidiaries and information obtained from publicly available sources. Metrix Finanzas did not proceed to independently audit the information received and, consequently, does not guarantee (express or implied) as to the truthfulness, accuracy or completeness of the information and opinions contained herein, or any other written or oral information provided to any interested party or its advisors.

Metrix Finanzas assumes no responsibility or liability for any loss incurred as a result of the use of the information in this study and assumes no liability for any loss or damage that may be caused by acts or omissions presented in this document.

It should be taken into consideration that in any valuation exercise, both objective and subjective factors are used, which means that the value obtained is only a reference point.

It should also be noted that the value of the company may vary over time, as may the valuation parameters used. The above may be caused by changes in the macroeconomic environment, in the expectations of the evolution of the business, its risks or other factors.

2.	Description of the Transaction

Background

+ Banco de Bogotá ("BdB") is 100% owner of BAC Holding International Corp ("BHI"),

+ Subject to the required approvals, BdB intends to spin off 75% of its interest in BHI in favor of Sociedad Beneficiaria Bogotá S.A.S.

+ In consideration of the spin-off, as a result of receiving the spun-off asset (75% of BHI), Sociedad Beneficiaria Bogotá S.A.S. will issue 331,280,555 shares in favor of BdB shareholders. This number of shares is identical to the number of outstanding shares of BdB.

+ As a result of the foregoing, for each share that BdB's shareholders hold in that entity, they will receive an equal number of shares in Sociedad Beneficiaria Bogotá S.A.S.

+ Metrix Finanzas performed an independent valuation of BdB and Sociedad Beneficiaria Bogotá S.A.S.

+ For the purpose of establishing the exchange ratio of the spin-off of BdB, the valuation of Sociedad Beneficiaria Bogotá S.A.S. corresponds to 75% of the value of BHI.

+ Grupo Aval Acciones y Valores S.A. ("Grupo Aval") incorporated Sociedad Beneficiaria Bogotá S.A.S. with a capital of 1 peso and 1 share, solely for the purpose of acting as beneficiary company in the spin-off of BdB and its subsequent merger with BHI. AS shareholder of Sociedad Beneficiaria Bogotá S.A.S. before the spin-off (with 1 peso), Grupo Aval will receive a fraction of a share of Sociedad Beneficiaria Bogotá S.A.S., which, in accordance with the provisions of the bylaws of BdB and the merger with BHI, will be repurchased by Sociedad Beneficiaria Bogotá S.A.S.

+ Once the spin-off of BdB has been completed, Grupo Aval will be the shareholder of 68.7% of the shares of Sociedad Beneficiaria Bogotá S.A.S.

Description and Purpose

+ Subject to the required approvals, Grupo Aval intends to spin-off all of its interest in Sociedad Beneficiaria Bogotá S.A.S. in favor of Sociedad Beneficiaria Aval S.A.S.

+ Grupo Aval incorporated Sociedad Beneficiaria Aval S.A.S. with a capital of 1 peso and 1 share, solely for the purpose of acting as the beneficiary company of the spin-off of Grupo Aval and its subsequent merger with BHI.

+ Relating the spin-off, as a result of receiving the spun-off assets (68.7% of the shares of Sociedad Beneficiaria Bogotá S.A.S.), Sociedad Beneficiaria Aval S.A.S., will issue 22,281,017,159 shares in favor of Grupo Aval shareholders. This number of shares is identical to the number of outstanding shares of Grupo Aval. As of November 30, 2021, the 22,281,017,159 outstanding shares of Grupo Aval are composed of 15,122,739,992 common shares and 7,158,277,167 preferred shares.

+ As a result of the foregoing, for each share that Grupo Aval's shareholders hold in that entity, they will receive an equal number of shares in Sociedad Beneficiaria Aval S.A.S.

+ Metrix carried out an independent valuation of Grupo Aval and Sociedad Beneficiaria Aval S.A.S.

+ For the purpose of establishing the exchange ratio of the spin-off of Grupo Aval, the valuation of Sociedad Beneficiaria Aval S.A.S. corresponds to 68.7% of the value of Sociedad Beneficiaria Bogotá S.A.S., value established by Metrix Finanzas in the exercise of valuation of the spin-off of BdB.

+ As shareholder of Sociedad Beneficiaria Aval S.A.S. before the spin-off (with 1 peso), Grupo Aval will receive a fraction of a share of Sociedad Beneficiaria Aval S.A.S., which, in accordance with the provisions of its bylaws, will be repurchased by the latter company.

Valuation Purpose: Determine the terms of exchange of the shares that Grupo Aval intends to spin off in favor of Sociedad Beneficiaria Aval S.A.S. as part of the spin-off process of 75% of Banco de Bogotá's shareholding in BHI.

Source: Grupo Aval

3.	Parts involved in the Transaction

3.1.	Grupo Aval

Grupo Aval Acciones y Valores S.A. (hereinafter the "Company" or "Grupo Aval") is a corporation that was incorporated by Public Deed number 0043 of January 7, 1994; its domicile is located at Carrera 13 No. 26A - 47, Bogotá, D.C., Colombia. It is an entity regulated by Law 1870 of 2017. This norm specifies that these entities will be subject to inspection and surveillance of the Colombian Superintendency of Finance in its capacity as Financial Holding Company.

Its corporate purpose is directed to the purchase and sale of shares, bonds and securities of entities belonging to the financial system and other commercial entities. In the development of its corporate purpose, the Company may acquire and negotiate all kinds of securities, of free circulation in the market, and securities in general; promote the creation of all kinds of related or complementary companies with the corporate purpose.

The subscribed and paid-in capital of Grupo Aval is divided into common shares and preferred shares. All shares, common and preferred, represent the same economic interest, except that preferred shares have the right to receive a minimum dividend, which will be paid preferentially with respect to that corresponding to common shares, provided that a dividend has been declared from the resources legally available for such purpose. If dividends are declared, the minimum dividend in favor of preferred shares will be one Colombian peso ($1.00) per share per semester, provided that this minimum preferential dividend exceeds the dividend declared for common shares. Otherwise, i.e., if the minimum preferred dividend is not higher than the dividend declared for common shares, only the value of the dividend declared for each common share will be recognized for each preferred share. 1

Ownership structure Grupo Aval

Source: Financial Statements Grupo Aval

3.2.	Sociedad Beneficiaria Aval S.A.S.

Sociedad Beneficiaria Aval S.A.S. is a company incorporated for the purpose of acting as beneficiary company of the spin-off of Grupo Aval and its subsequent merger with BHI. Its equity corresponds to 68.74% of the shares of Sociedad Beneficiaria Bogotá S.A.S.

In turn, Sociedad Beneficiaria Bogotá S.A.S. is a company incorporated for the purpose of acting as the beneficiary company of the spin-off of Banco de Bogotá. Its equity corresponds to 75% of the shares of BHI.

BAC Holding International Corp.

BAC Holding International Corp. "BHI" (formerly Leasing Bogota, S. A. Panama (LBP)) is incorporated under the Corporation Law of the Republic of Panama since 1972. This company changed its corporate name on September 17, 2021. BHI is wholly owned by Banco de Bogotá S.A., a bank authorized in the Republic of Colombia, which in turn is a subsidiary of Grupo Aval Acciones y Valores, S. A., an entity domiciled in the Republic of Colombia.

Banco de Bogotá owns 100% of the shares of BAC Credomatic, Inc. which provides through its indirect subsidiary BAC International Bank, Inc. a Panamanian banking institution, a wide variety of financial services to individuals and institutions mainly in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. BHI acquired in 2020 99.57% of the common shares of Multi Financial Group Inc. (MFG), a Panamanian banking institution. Multi Financial Group Inc. provides through its subsidiaries a wide variety of financial services to individuals and institutions primarily in Panama.

1 Prospectus - Grupo Aval Acciones y Valores S.A. non-voting preferred dividend shares.

As of September 30, 2021, BHI ceased to be a shareholder of Multi Financial Group, Inc. ("MFG"), whose ownership was transferred to Multi Financial Holding Inc. ("MFH"), a company 100% owned by Banco de Bogotá S.A.

4.	Metrix Finanzas, independent technical advisor

Metrix Finanzas was hired by Grupo Aval Acciones y Valores to determine the terms of exchange of the shares in the spin-off process of 75% of its shareholding in BHI in favor of the shareholders of Banco de Bogotá including Grupo Aval Acciones y Valores S.A. and subsequently the spin-off of the corresponding pro rata in favor of its own shareholders.

Pursuant to the functions set forth in literal B of art. 11.2.1.4. 50 of Decree 2555 of 2010 with respect to issuers of securities subject to the exclusive control of the Colombian Superintendency of Finance (SFC) and in order to adequately comply with the requirements necessary for the SFC to issue the respective authorizations in accordance with the principles of speed, efficiency and economy that govern administrative actions, Metrix Finanzas developed an independent technical study through which it determined the value of the entities and the exchange ratio of the transaction described above as required by law and regulation for this type of transactions.

This report is submitted by Mejoracinco S.A.S., a company incorporated under Colombian law, identified with commercial registration No. 00908448 of December 21, 1998 and N.I.T. 830.053.289-1 as stated in the certificate of existence and representation previously submitted. Mejoracinco S.A.S. has 22 years of operation in accounting and financial matters and operates the Metrix Finanzas brand. The attached document presents the relevant experiences in which Mejoracinco S.A.S. has acted as financial advisor in matters relevant to the preparation of this document.

Address: Avenida Calle 72 # 6 – 30, Floor 2- Bogotá- Colombia.

e-mail: jhmelguizo@metrixfinanzas.com

Phone: (+57) 6012120735

The following individuals participated in the preparation of this valuation report, whose academic background and experience is reflected and accredited in the resumes previously submitted:

+ Jorge Hernán Melguizo.

+ Yolanda María Fadul.

+ Juan Pablo Espitia.

+ Daniel Machuca Acevedo.

+ Sergio Aldair Clavijo.

5.	Valuation accounting considerations

Metrix Finanzas developed the valuation of Grupo Aval using the Group's separate financial statements. This valuation includes the projections and dividends of Banco de Bogotá, Banco de

Occidente, Banco Popular, Banco AV Villas, Corporación Financiera Colombiana, Porvenir and BAC Holding International (formerly Leasing Bogotá Panamá).

In accordance with Colombian law, Grupo Aval is required to prepare separate and consolidated financial statements. The separate financial statements serve as the basis for the distribution of dividends and other appropriations by the shareholders. The separate and consolidated financial statements are submitted to the Shareholders' Meeting for approval.

The Company's separate financial statements are those financial statements where the investments in subsidiary companies are recorded under the equity method, that is, they are recorded at their acquisition cost and are periodically adjusted by the changes in the parent company's equity interest in the net assets of the subsidiaries, minus the dividends received from them in cash and the effect of the adjustments resulting from the homogenization to the parent company's accounting policies. The result for the period of Grupo Aval includes its participation in the result for the period of the subsidiaries, as well as in the Other Comprehensive Income of the subsidiaries. At the end of each year-end, Grupo Aval performs a qualitative and quantitative evaluation for impairment of its investments. Grupo Aval applies the exceptions contemplated in External Circular 036 of 2014 of the Colombian Superintendency of Finance, regarding the classification, valuation and accounting of investments, with respect to the separate financial statements.

Associated companies are those entities where there is no control, but the Group does have significant influence and are accounted for by the equity method. They are presented in the financial statements as "investments in associates". Grupo Aval exercises significant influence in another entity if it owns directly or indirectly 20% or more of the voting power in the investee, unless it can be clearly demonstrated that such influence does not exist. The equity method is a method of accounting according to which the investment is initially recorded at cost and is subsequently periodically adjusted for changes in the equity interest of the parent company, less dividends received from them in cash and the effect of adjustments resulting from the homogenization to the parent company's accounting policies. The result for the period of the Aval Group includes its participation in the result for the period of the associate, as well as in the Other Comprehensive Income of the associates.

6.	Sector analysis

Loans / Assets (%)

Source: Colombian Superintendency of Finance

Investments / Assets (%)

Source: Colombian Superintendency of Finance

Gross Loans (Ps. billions)

Source: Colombian Superintendency of Finance

Nominal GDP growth vs Gross loans

Source: Colombian Superintendency of Finance

Gross loans composition

Source: Colombian Superintendency of Finance

Commercial gross loans (Ps billions)

Source: Colombian Superintendency of Finance

Consumer gross loans (Ps billions)

Source: Colombian Superintendency of Finance

Mortgages gross loans (Ps billions)

Source: Colombian Superintendency of Finance

Commercial gross loans growth

Source: Colombian Superintendency of Finance

Consumer gross loans growth

Source: Colombian Superintendency of Finance

Mortgages gross loans growth

Source: Colombian Superintendency of Finance

Nominal GDP growth vs Commercial gross loans

Source: Colombian Superintendency of Finance

Nominal GDP growth vs Consumer gross loans

Source: Colombian Superintendency of Finance

Nominal GDP growth vs Mortgages gross loans

Source: Colombian Superintendency of Finance

Subsidiaries, affiliates, and associates / Investments (%)

Source: Colombian Superintendency of Finance

Saving accounts, time deposits, checking accounts and investments (Ps billions)

Source: Colombian Superintendency of Finance

Saving accounts, time deposits and checking accounts composition

Source: Colombian Superintendency of Finance

Saving accounts (Ps. billions)

Source: Colombian Superintendency of Finance

Time deposits (Ps. billions)

Source: Colombian Superintendency of Finance

Checking accounts (Ps. Billions)

Source: Colombian Superintendency of Finance

Net Income (Ps. Billions)

Source: Colombian Superintendency of Finance

Total Solvency Ratio (%)

Source: Colombian Superintendency of Finance

Total Solvency ratio= Technical capital / (Risk-weighted assets + market risk + operational risk).

Net Interest Margin

Source: Colombian Superintendency of Finance

ROA (%)

Source: Colombian Superintendency of Finance

ROE (%)

Source: Colombian Superintendency of Finance

Deposits / Loans

Source: Colombian Superintendency of Finance

Cost of Risk (%)

Source: Colombian Superintendency of Finance

90 days time deposit rate

Source: Colombian Superintendency of Finance

General purpose commercial interest rate

Source: Colombian Superintendency of Finance

Consumer credit cards interest rate

Source: Colombian Superintendency of Finance

Consumer interest rate excluding credit cards

Source: Colombian Superintendency of Finance

Comparable financial institutions in Latin America

Source: Feedback from 2021 Latam London Conference – Morgan Stanley (Sep 20,2021)

7.	Methodology of valuation

7.1.	Projection methodology for financial statements

In this section, we detail the valuation methodology implemented by Metrix Finanzas. This methodology was executed calculating the present value of Grupo Aval's dividends. According to this, Metrix Finanzas performed the following intermediate steps:

+ Separate financial statements were projected for each of Grupo Aval's subsidiaries and subordinates.

·	Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas: The financial information used was as of November 2021. Regarding the Financial information dated September 2021 was extracted from de Superintendency of Finance and the information dated for October and November was provided by Grupo Aval.

·	Corficolombiana: The financial information used was as of October 2021. The financial information dated October 2021 was extracted from the interim financial statements provided by Grupo Aval. Furthermore, Metrix received Corficolombiana's projections and business plans for the period 2021-2026.

·	Porvenir: The financial information used was obtain from the projections made by Deloitte.

·	BAC: The Financial statements as of September 2021, that were used was provided by Banco de Bogotá.

·	MFG: Metrix Finanzas used MFG projections provided by Banco de Bogotá.

+ The Projections for Grupo Aval and each entity were made in billions of Colombian pesos (Ps. Billions). Regarding the investments, results and operations in foreign currencies were denominated in Colombian pesos, using the exchange rate stablished in the Medium-Term Fiscal Framework (in Spanish “MFMP”).

+ Grupo Aval’s profits were calculated for each of its subsidiaries, in accordance with the equity participation method.

+ Grupo Aval’s dividends were calculated from each one of its subsidiaries, according to its percentage of participation in them.

+ We projected the Financial Statements of Grupo Aval and the flow of dividends to be distributed.

+Grupo Aval, its subsidiaries and associates defined a business strategy for the projection path, which is reflected in this document, with the purpose of presenting an independent valuation of the companies. Metrix Finanzas reflected the aformetioned strategy in the assumptions used for the projection of the of each of the entities and Grupo Aval. The details of the assumptions used in the valuations performed by Metrix Finanzas can be found in chapter 7.4 of this document.

+ Banco de Bogotá: In October 2021, Banco de Bogotá and BAC were valued as of September 30, 2021, using financial statements dated July 31, 2021 and June 30, 2021, respectively. In November 2021, upon request, the aforementioned valuation was updated as of October 31, 2021, which it was completed in December 2021.

+ Grupo Aval: In December 2021, Banco de Occidente, Banco Popular and Banco AV Villas were valued dated October 31, 2021 using financial statements as of October 31, 2021.

+ In December 2021, it was requested to update the value of all companies as of November 30, 2021. These monthly updates are intended to reflect the economic realities in each month. However, they do not change the long-term projections since the companies' explicit strategy has not undergone any relevant changes.

7.2.	Method of valuation

The Valuation Method used was the dividend flow discounting.

Dividend discount model

This methodology is widely applied in companies in various sectors, which are not CAPEX intensive and in which working capital is not one of the most relevant variables for value calculation. Damodaran (2012) suggests that banks, on average, have small or no CAPEX cost and low working capital requirements. Additionally, a shareholder of a company receives dividend income from the company.

+ Advantages

·	This methodology is with greater methodological basis and widely used.

·	Detailed forecast of each financial item linked to cash flow generation in the company's operation.

·	The value of the company comes from its ability to generate value for investors.

+ Disadvantages

·	It depends on the quality of the information available on the company and the sector to which it belongs.

·	Quite sensitive to the estimate of the perpetuity rate.

7.3.	Macroeconomic assumptions for Colombia

+ Gross Domestic Product (GDP-PIB)

The macroeconomic information used is sourced from the International Monetary Fund (IMF).2

2.022	PIB 2022	3.8%
2.023	PIB 2023	3.3%
2.024	PIB 2024	3.4%
2.025	PIB 2025	3.4%
2.026	PIB 2026	3.5%

+ Inflation

The macroeconomic information used is sourced from the International Monetary Fund (IMF).3

2.022	Inflation 2022	3.54%
2.023	Inflation 2023	3.04%
2.024	Inflation 2024	3.04%
2.025	Inflation 2025	2.99%
2.026	Inflation 2026	3.01%

The GDP and inflation variables were used to calculate the portfolio growth indicator against nominal GDP growth.

+ Market Representative Exchange Rate (TRM)

We used the Colombian Ministry of Finance's medium-term fiscal framework exchange rate for 2021.

2.022	TRM 2022	3,744	COP/USD
2.023	TRM 2023	3,822	COP/USD
2.024	TRM 2024	3,903	COP/USD
2.025	TRM 2025	3,985	COP/USD
2.026	TRM 2026	4,068	COP/USD

This variable was used to convert the accounts reflected in dollars.

2 International Monetary Fund, World Economic Outlook Database, October 2021

3 Idem

7.4.	Valuation model assumptions

7.4.1.	Financial projections

+ The valuation is made with a discount date of November 30, 2021.

+ Projections are made over a 5-year forecast.

+ A growth rate is used for dividends between 2026 and 2031. From 2032 onwards a terminal value is calculated with a perpetual long-term growth rate.

+ For the calculation of taxes, is use as a basis the legal rate established by Law 2155 of 2021

+ Grupo Aval provided us the calculations under the following methodologies:

o	Risk-weighted assets calculation methodology.

o	Methodology for calculating the Primary Capital (Capital Primario Ordinario).

o	Total Capital calculation methodology.

o	Total Solvency

7.4.2.	Loan portfolio projections

For Metrix Finanzas, the years 2020 and 2021 are considered atypical years for the normal performance of the financial institutions subject to these valuations. The financial behavior of the year 2019 is considered the last year of normal behavior before the pandemic. In meetings with officials of the entities, it was confirmed that the current portfolio placement strategy will not be modified in the near future. Metrix Finance took into account the following considerations in the projection of the banks' portfolio:

+ The portfolio projection for the period from 2022 to 2026 was made by type of loan (mortgage, consumer, commercial, etc.).

+ As a basis, the historical portfolio growth was used for mortgage, commercial and consumer portfolio types, which represent 99% of the banks' total portfolio.

+ Portfolio projections for 2022-2026 remain constant by type of loan. The above, taking into account that the banks' placement strategy remains unchanged. According to this strategy, mortgage and consumer loans will grow faster than the commercial portfolio, increasing the share in the banks' total portfolio.

+ In the projections for each bank, the portfolio growth rates are by type of loan as follows:

7.4.2.1.	Banco de Bogotá

7.4.2.2.	Banco de Occidente

7.4.2.3.	Banco Popular

7.4.2.4.	Banco AV Villas

7.5.	Projection results by entity.

7.5.1.	Banco de Bogotá

Founded in 1870, Banco de Bogotá S.A. is the oldest financial institution in Colombia. It is a subsidiary of Grupo Aval, the leading financial group in Colombia.

Banco de Bogotá covers the entire national territory and develops international operations through agreements with banks , its branches and foreign agencies around the world; Also, it offers banking services to individuals, companies and SMEs.

Source: Colombian Superintendency of Finance

Source: Colombian Superintendency of Finance and projections from Metrix Finanzas

Source: Colombian Superintendency of Finance and projections from Metrix Finanzas

Equity method of accounting

+ BHI: Metrix Finanzas conducted an independent valuation of BHI, the results of which are presented in this report. From this valuation, the value of the Profit Sharing Method (MPU) was taken from Banco de Bogotá.

+Porvenir: The MPU value for Porvenir was taken from the valuation report dated on June 2021 by Deloitte.

+MPU projections for Corficolombiana, MFG and other companies were provided by Banco de Bogotá.

Source: Projections from Metrix Finanzas

Source: Colombian Superintendency of Finance and projections from Metrix Finanzas

7.5.2.	BAC Credomatic

Grupo BAC Credomatic is one of the leading financial holding companies in Central America. Through its subsidiary banks, it offers financial services in El Salvador, Guatemala, Honduras, Nicaragua, Costa Rica and Panama.

7.5.3.	Banco De Occidente

Founded in 1965 in Cali, Banco de Occidente belongs to Grupo Aval Acciones y Valores, which owns 72.3% of the bank. It currently has a network of 195 branches in Colombia, as well as subsidiaries in Panama and Barbados.

Source: Colombian Superintendency of Finance

Source: Colombian Superintendency of Finance

Source: Colombian Superintendency of Finance and Metrix Finanzas projections

Source: Colombian Superintendency of Finance and Metrix Finanzas projections

7.5.4.	Banco Popular

Incorporated in 1950, started operations in Manizales. Up to the date has a network of over 200 branches.

Grupo Aval Acciones y Valores S.A. is the main shareholder of the bank with a stake of 93,7%.

Source: Colombian Superintendency of Finance

Source: Colombian Superintendency of Finance and Metrix Finanzas projections

Source: Colombian Superintendency of Finance and Metrix Finanzas projections

Source: Colombian Superintendency of Finance and Metrix Finanzas projections

7.5.5.	Banco AV Villas

Incorporated in 1972 as “Corporación de Ahorro y Vivienda4 Las Villas” and in 1997 it became a subsidiary of Grupo Aval Acciones y Valores.

Initially founded as a specialized bank for the financing of the construction industry.

Grupo Aval Acciones y Valores S.A currently owns the 79,9% of the shares of Banco AV Villas.

Source: Colombian Superintendency of Finance

Source: Colombian Superintendency of Finance and Metrix Finanzas projections

4 The equivalent to a Thrift. A specialized financial entity in Home Loans.

Source: Colombian Superintendency of Finance and Metrix Finanzas projections

Source: Colombian Superintendency of Finance and Metrix Finanzas projections

7.5.6.	Corficolombiana

Metrix Finance used financial information from the financial institution as of October 2021. The financial information as of October 2021 was taken from the interim financial statements provided by Grupo Aval. Additionally, Metrix Finanzas received the projections and business plans developed by Corficolombiana for the period 2021-2026.

Metrix Finanzas did not perform tax or accounting analyses, nor did it issue an opinion on the business plans or on the assumptions submitted by Banco de Bogotá.

Forecasts:

This section describes the main accounts that were used in the projection. Corficolombiana participates in the following businesses:

+ Treasury investments.

+ Investment Banking.

+ Strategic portfolio:

·	Infrastructure.

·	Energy and gas.

·	Agribusiness.

·	Hotels.

·	Financial and others.

Source: Corficolombiana

Summary of projections

Source: Corficolombiana

Source: Corficolombiana

7.5.7 Porvenir

Incorporated in 1991 as a pension fund. Its current functions include the administration of pension and severance funds, as well as the administration of the trusts5 constituted by the territorial entities.

Among its main shareholders are Banco de Bogotá (36.5%), Banco de Occidente (24.16%), Grupo Aval (20.0%), Fiduciaria Bogotá (10.4%) and Fiduciaria de Occidente (8.9%).

Source: Deloitte valuation of Porvenir

Source: Deloitte valuation of Porvenir

5 “Patrimonios Autónomos” for its denomination in Spanish.

Source: Deloitte valuation of Porvenir

Source: Deloitte valuation of Porvenir

8.	Grupo Aval valuation results

Grupo Aval Acciones y Valores S.A. is the holding company of Aval Financial Conglomerate, one of the main financial groups in Latin America, with presence in 12 countries. Grupo Aval is one of the largest financial groups in Colombia and the leading banking group in Central America according its level of assets.

Under Grupo Aval's projection scenario described in section "8.1 Grupo Aval Financial Statements", the Group generates profits during all projection years, generating dividends each year. Therefore, preferred and common shares will receive the same dividend. As a result of the above, the same price is estimated for common and preferred shares.

8.1.	Grupo Aval’s Financial Statements

Source: Grupo Aval and projections from Metrix Finanzas

Source: Grupo Aval and projections from Metrix Finanzas

Source: Grupo Aval and projections from Metrix Finanzas

8.2.	Valuation Results

8.2.1.	Perpetual Growth Rate

Source: Metrix Finanzas

8.2.2.	Discount rate

An industry-weighted discount rate was used for each of Grupo Aval's investments.

+ For Porvenir the discount rate defined by Deloitte in its valuation was used. (12,16%).

+ For the investments corresponding to the banking sector, a discount rate was used derived from the Capital Asset Pricing Model (CAPM) methodology. The main variables are presented below:

Source: Metrix Finanzas

The weighted discount rate of Grupo Aval is 11.92%.

8.2.3.	Sociedad Beneficiaria Bogotá S.A.S. valuation

Representative market exchange rate (TRM) June 30, 2021 = 3,756.67 / TRM October 31, 2021 = 3,784.44 / TRM November 30, 2021 = 4,010.98

8.2.4.	Grupo Aval valuation:

8.2.5.	Sensitivity analysis:

The following is the sensitivity of the share price in relation to the cost of equity and the perpetual growth rate.

9.	Terms of exchange:

Considerations

1.	Sociedad Beneficiaria Aval S.A.S. is a new company that, prior to the completion of the spin-off, will have 1 outstanding share with a par value of COP 1.

2.	Grupo Aval as the Spin-off Company has a total of 22,281,017,159 issued and outstanding shares.

3.	Grupo Aval partially spins off its equity (68.74% of the shares of Sociedad Beneficiaria Bogotá S.A.S.) for the benefit of Sociedad Beneficiaria Aval S.A.S. The spun off equity value is COP 7,392,100,768,056* corresponding to 227,710,487 of the outstanding shares of Sociedad Beneficiaria Bogotá S.A.S.

Shareholders	Ps. Value	Ownership
Grupo Aval	7.392.100.768.056*	0.999999999999865
Initial capital Sociedad Beneficiaria Aval S.A.S.	1	0.000000000000135

*Value corresponding at November 30, 2021 (USD 3,575 MM x 0.75 x 0.6874) exchange rate as of November 30, 2021: 4,010.98

Exchange ratio

1.	As a consideration for the contributions made by Grupo Aval, Sociedad Beneficiaria Aval S.A.S. will issue in favor of Grupo Aval's shareholders 22,281,017,159 shares, maintaining for the Sociedad Beneficiaria Aval S.A.S. the same stake over the total issued and outstanding shares held by the shareholders of Grupo Aval S.A.S.

2.	The value per share delivered the shareholders of Grupo Aval will be: COP 7.392.100.768.056 / 22.281.017.159 = COP 331,77.

3.	The initial shareholder of Sociedad Beneficiaria Aval S.A.S. will be entitled for the fraction of its stake in the equity of Sociedad Beneficiaria Aval S.A.S. (COP 1), the fraction of 0.003014 over one single share (COP 1 / 331.77 = 0.003014).

Shareholders	Number of shares	Ownership
Grupo Aval	22,281,017,159	0.999999999999865
Sociedad Beneficiaria Aval S.A.S	0.0030140	0.000000000000135

CONTACT INFORMATION

Av. Calle 72 No 6 – 30 Piso. | Bogota, Colombia

jhmelguizo@metrixfinanzas.com

+57 6012120735 / 6012104239

www.metrixfinanzas.com

This page has been left in blank intentionally

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel